UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Nortek, Inc.

(Name of Subject Company)

Nevada Corp.

(Offeror)

an indirect wholly owned subsidiary of

Melrose Industries PLC

(Offeror)

(Name of Filing Persons and Offerors)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

656559309

(Cusip Number of Class of Securities)

Joff Crawford

Melrose Industries PLC

Leconfield House, Curzon Street

London, UK W1J 5JA

+44-207-647-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Eric M. Swedenburg Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-63954 Telephone: 1-212-455-2000	Adam Signy Simpson Thacher & Bartlett LLP CityPoint, One Ropemaker Street London, EC2Y 9HU, United Kingdom Telephone: +44-207-275-6500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
Not Applicable*	Not Applicable*

*  A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐     Check box if any part of the fee is offset as provided by Rule 0—11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issue tender offer subject to Rule 13e-4

☐            going-private transaction subject to Rule 13e-3

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned offer (the “Offer”) by Nevada Corp. (the “Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Melrose Industries PLC (“Parent”), a public limited company incorporated under the laws of the United Kingdom and registered in England and Wales with registered number 9800044, to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Nortek, Inc. (the “Company”), a Delaware corporation, to be commenced pursuant to an Agreement and Plan of Merger, dated July 6, 2016, by and among Parent, the Purchaser and the Company.

The Offer has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any Shares or any other securities. On the commencement date of the Offer, Parent and the Purchaser will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”) and the Company will file a soliciation/recommendation statement on Schedule 14D-9 with respect to the Offer. The offer to purchase the Shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. HOLDERS OF SHARES ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Holders of Shares may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2016

NEVADA CORP.

By:	/s/ Matthew Nozemack
Name: Matthew Nozemack
Title: Vice President and Secretary

MELROSE INDUSTRIES PLC

By:	/s/ Christopher Miller
Name: Christopher Miller
Title: Chairman

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EXHIBIT INDEX

Exhibit No.

99.1	Press Release issued by Melrose Industries PLC on July 6, 2016.

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